SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 2)

                      HOSPITALITY WORLDWIDE SERVICES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   44106N 10 0
                                 (CUSIP Number)

                                   E.W. Plaut
                                 c/o Relco Inc.
                    3 Stamford Landing, 24 Southfield Avenue
                           Stamford, Connecticut 06902
                                 (203) 975-7254
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 4, 1997
             (Date of Event Which Requires Filing of This Statement)


            If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 4 Pages)




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CUSIP No. 44106N 10 0                    13D                   Page 2 of 4 Pages

================================================================================
1                Name of Reporting Persons
                 S.S. or I.R.S. Identification Nos. of Above Persons

                 Watertone LLC  06-1453054
--------------------------------------------------------------------------------
2                Check the appropriate box if a member of a group        (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3                SEC USE ONLY
--------------------------------------------------------------------------------
4                Source of Funds

                 Not applicable
--------------------------------------------------------------------------------
5                Check  box  if  disclosure  of  legal  proceedings  is required
                 pursuant to Item 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
6                Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
7                Number of shares  beneficially  owned  by each reporting person with sole voting power:  346,500
--------------------------------------------------------------------------------
8                Number  of  shares  beneficially owned by each reporting person with shared voting power:  Not applicable
--------------------------------------------------------------------------------
9                Number of shares  beneficially  owned  by each reporting person with sole dispositive power:  346,500
--------------------------------------------------------------------------------
10               Number  of  shares beneficially owned by each reporting  person with shared dispositive power:  Not applicable
--------------------------------------------------------------------------------
11               Aggregate amount beneficially owned by each reporting person

                 346,500
--------------------------------------------------------------------------------
12               Check box if the aggregate  amount in Row (11) excludes certain
                 shares                                                      [ ]
--------------------------------------------------------------------------------
13               Percent of class represented by amount in Row (11)

                 4.4%
--------------------------------------------------------------------------------
14               Type of Reporting Person

                 OO(1)
================================================================================

---------------
   1 The reporting person is a Delaware limited liability company.

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CUSIP No. 44106N 10 0                 13D                      Page 3 of 4 Pages

         This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13D dated December 23, 1996 and Amendment No. 1 thereto dated January 31, 1997 (together, the "Schedule 13D") filed by Watertone LLC. Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

         Item 4 of the Schedule 13D is hereby amended in its entirety to read:

ITEM 4.  PURPOSE OF TRANSACTION.

         This Amendment No. 2 relates to disposition of shares of Hospitality Common Stock on the open market by the reporting person resulting in the termination of the Reporting Person's reporting obligations under Rule 13(d) of the Securities Exchange Act of 1934, as amended.

         Item 5 of the Schedule  13D is hereby  amended in its entirety to read:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of September 4, 1997, the reporting person owned beneficially 346,500 shares of Hospitality Common Stock, which constitutes 4.4% of the shares of Hospitality Common Stock outstanding based upon the 7,814,739 shares outstanding according to Hospitality's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

         (b) The Reporting Person has the sole power to vote and to dispose of all of the shares of Hospitality Common Stock beneficially owned by it. Messrs. Garraty, Asen and Plaut, as Managers of the Reporting Person, each have shared power to vote and to dispose of all of the shares of Hospitality Common Stock held by the Reporting Person.

         (c) The Reporting Person disposed of 31,500 shares of Hospitality Common Stock on the open market on September 2, 1997 at a price of $8.00 per share; 17,000 shares of Hospitality Common Stock on the open market on

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CUSIP No. 44106N 10 0                    13D                   Page 4 of 4 Pages

September 3, 1997 at a price of $8.00 per share; and 105,000 shares of Hospitality Common Stock on the open market on September 4, 1997 at a price of $8.0244 per share.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Hospitality Common Stock that are the subject of this
Schedule 13D.

         (e) On September 4, 1997, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Hospitality Common Stock.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Dated:  September 16, 1997


                                             /s/ John A. Garraty, Jr.
                                             -----------------------------------

                                             Name:      John A. Garraty, Jr.
                                             Title:     Manager

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